Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

The following are excerpts from the transcript of the Zimmer Holdings, Inc. First Quarter 2015 Earnings Call held on April 30, 2015:

David C. Dvorak, President and Chief Executive Officer

Before I review our first quarter financial results, I would like to take a few moments to share our vision for the future of Zimmer Biomet.

During the first quarter, we were pleased to announce that the European Commission and the Japan Fair Trade Commission granted clearance of Zimmer’s planned combination with Biomet. We now expect to close the transaction during the month of May as we work towards clearance from the U.S. Federal Trade Commission.

As we’ve communicated previously, the rationale behind this merger has always been about enhanced scale and the opportunity to accelerate the pace of innovation across our musculoskeletal portfolio. We think that in the wake of this historic combination, we’ll be well positioned to capitalize on future growth opportunities.

Zimmer Biomet’s comprehensive and diversified portfolio of musculoskeletal conditions will offer more scalable and predictable revenues as well as immediate cross-selling opportunities. Our enhanced scale and broadened product portfolio will also enable us to enter exciting new products categories, such as sports medicine as well as continuing to expand our participation in key emerging markets around the globe.

There are also a number of financial and operational synergies connected with this transaction that are highly consistent with Zimmer’s long-standing value creation framework. Moreover, we’re confident in the organization’s ability to execute effectively on a combined basis following the closure of the deal, creating and returning value to our stockholders over the long-term.

Against the backdrop of these transformational changes, we will remain a company fueled by innovation and driven by a passion to restore mobility, alleviate pain and improve quality of life for patients around the world. Our combined research and development teams will leverage our enhanced resources to efficiently and cost effectively bring the new generation of musculoskeletal technologies and broad clinical solutions to market.

James T. Crines, Executive Vice President, Finance, and Chief Financial Officer

I would now like to make a few remarks regarding guidance. As indicated in our release, we anticipate closing the pending Biomet transaction in the month of May. Upon closing, we will provide additional details regarding our expected full-year performance, inclusive of Zimmer standalone and in combination with Biomet for the balance of the year. As such, I will provide a few updates to the numbers I have previously communicated.

Turning to synergies and accretion associated with the pending Biomet merger, as indicated in our release, we now expect accretion of $0.95 to $1.05 in adjusted diluted earnings per share in the first 12 months following the close of the transaction. This change is related to increased foreign exchange headwind associated with the acquired revenue of Biomet. Additionally, assuming a transaction close in May, we would anticipate approximately one-third of the accretion to be realized in calendar year 2015.

After extensive integration planning, which has been ongoing since the announcement of the pending merger with Biomet, we now expect net annual operating synergies to reach $350 million by year three post-close. This compares with prior guidance of $270 million.

With this in mind and assuming the pending merger transaction is closed no later than the end of May, we would expect revenues to grow organically between 1.5% and 2.5% over pro forma 2014 revenues, or between $6.17 billion and $6.2 billion. This revenue number includes our expectations for divestiture remedy.

We anticipate the diluted weighted average shares outstanding for 2015 to be between 193.5 million and 194 million shares, including the shares issued to consummate the Biomet transaction. Together with the anticipated synergies, we would expect calendar year 2015 adjusted diluted earnings per share to be in a range of $6.60 to $6.80.

For 2016 modeling purposes there are certain timing issues to consider. Only a modest amount of the $135 million in year one post-close synergies are reflected in the calendar year 2015 earnings guidance. That is due to the lag in capturing projected cost synergies in contrast to the immediate negative effect to the anticipated remedies. Those remedies generally take the form of product line divestitures, which will result in an immediate loss of revenue and associated operating earnings.

As we indicated in our last call, synergies realization will be more heavily weighted to the back half of the first 12 months post-closing and accelerate into subsequent operating periods. As a result of this anticipated phasing, as well as the announced increase of projected synergies, we expect the growth rate in adjusted diluted earnings per share beyond calendar year 2015 to also accelerate.

As an example, 2016 adjusted diluted earnings per share should grow at a mid-teens or higher rate compared to 2015 guidance of $6.60 to $6.80. Lastly for 2016, you should be using a fully diluted weighted average share count of approximately $209 million.

Finally, please note that other than Biomet, our guidance does not include any impact from potential business developmental activities or other unforeseen events.

David C. Dvorak, President and Chief Executive Officer

Zimmer made good progress in the first quarter of 2015, which would not have been possible without the dedication of our team members around the globe. In addition to achieving steady global revenues and driving ongoing commercial releases, we’ve been fully committed to integration planning in anticipation of our pending combination with Biomet.

Our new company will be forged in the principles and best practices that have made both Zimmer and Biomet leaders in the musculoskeletal healthcare. On that basis, we look forward to continuing to serve the global healthcare community with innovative solutions and compelling value.

QUESTION AND ANSWER SECTION

Operator: The first question comes from Bob Hopkins from Bank of America.

<Q – Robert A. Hopkins – Bank of America Merrill Lynch>:

So, the first question I want to ask is just on the actual Biomet deal. It seems like the FTC is taking longer than you initially thought. I was wondering if you could give a sense as to why? And is the reason that they want to wait until the remedies are actually executed?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

Well, there are differing requirements in different jurisdictions. It is the case that, for instance in Japan, you can come to an agreement as to what the divestiture needs to look like, and then subsequent to the closing of the primary transaction execute on that. Whereas it’s a more concurrent requirement with the closing in jurisdictions like Europe and the United States.

But to back up a little bit on the status, Bob, in general, we’re very pleased to have received the clearances from both the European Commission and the Japan FTC, and as you noted, we’re focused on the U.S. FTC. But I would add that we’re encouraged by the substantial progress we’re making to complete the final steps there as well and it is our expectation that we’re going to get the transaction closed in May.

I would maybe just add a little bit more color to that. In the scheme of the overall transaction, this category is coming up very consistent with what we anticipated in our diligence work pre-execution of the deal and I think we’re going to land in a very good place and it just took a little bit longer than we thought.

<Q – Robert A. Hopkins – Bank of America Merrill Lynch>:

But the main reason, just to be clear, for it taking a little bit longer than you thought is the process around remedies? Is that a fair statement?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

That’s correct.

<Q – Robert A. Hopkins – Bank of America Merrill Lynch>:

Okay. And then as a follow-up, on the guidance, two quick things. One, just doing some quick math here, it looks like what you’re comfortable with for calendar 2016 is something below $8 a share. So one, is that correct?

And also, Jim, could you just highlight the different buckets of what’s changed in the guidance since you last communicated to us at the end of the Q4 call, in terms of either specifics on FX or synergy or financing costs? You talked about tax rate. Just wondering what changed, and if my math is right that you’re kind of comfortable for now a little bit below $8 for 2016.

<A – James T. Crines – Zimmer Holdings, Inc.>

So, I guess, first of all, yes, we’re comfortable with something below $8 for 2016, obviously based on a mid-teens or higher sort of growth rate expectation. Understanding, Bob, that there’s a lot of work to do between now and 2016 in developing operating plans, which is what we would typically be doing before providing more detailed guidance, which will come eventually.

With respect to what has changed is really two things, I guess. Well, maybe three. The timing. So, the realization of the synergies, obviously, the phasing of the actions that have to occur to capture those synergies doesn’t happen until obviously we close the transaction. To the extent that there’s been a slight delay in our expectations with respect to when the transaction would close, the opportunity we have to capture those synergies just gets deferred.

Secondly, the headwind associated with foreign currency translation is the other most – really the most significant change and that’s reflected both in the update that we’ve provided on the standalone guidance as well as the $0.10 take-down in the accretion expectations for the first 12 months post-closing.

The one other change, I think you mentioned as well is the fact that we are anticipating, relative to our original modeling, a somewhat higher effective tax rate. And that really is a result of both the effect foreign currency translation is having on the foreign earnings, both Zimmer and Biomet, as well as the fact that the interest cost associated with the deal financing is significantly below what we had originally anticipated. So if you go back to the original deal model we would have had a more significant tax shelter in the U.S. associated with the deal financing.

And those, that really covers the three things that I said, that are impacting on the change in the outlook.

Operator: The next question comes from Matt Taylor from Barclays.

<Q – Matt C. Taylor – Barclays Capital, Inc.>:

I just wanted to ask about the closing here. You’re saying May now instead of April. Can you just talk about the last steps for closing in the U.S.? And what does your guidance imply when you’re talking about the lower growth for the year in terms of U.S. divestiture? Can you talk about what that looks like versus Europe or Japan?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

There really isn’t too much more to add, Matt, to the status of the clearances; it’s U.S. focused at this point in time and we do anticipate receiving FTC clearance in the United States and being able to bring the transaction to close in the month of May.

<A – James T. Crines – Zimmer Holdings, Inc.>:

Yeah. And Matt, with respect to the divestitures, when we quote 1.5% to 2.5% constant currency growth expectation for the top line, that is over pro forma 2014 revenues. So that’s really an apples-and-apples comparison. We stripped out the anticipated divested revenues out of 2014. Where, you know – and then where the divestiture, the divested revenues has an impact it’s obviously on the accretion expectations. And nothing has changed with respect to the impact that those divested product lines, divestitures are going to have in relation to accretion. What has changed, as I said, is the foreign currency headwind that we’ve now factored into the updated guidance on accretion.

<Q – Matt C. Taylor – Barclays Capital, Inc.>:

Maybe just taking a step back. If you think about the guidance that you’ve provided all along for the transaction, conceptually I guess number one, are you seeing any disruption with the combination around the corner? And do you still expect that you can grow kind of in line with the market, and faster than the market after the merger closes?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

We absolutely do, Matt. If we characterize the progression from the point of close, integration and beyond, this guidance is consistent with that, in line with market in the initial stages, accelerating above market as we get deeper into executing these plans. So no changes whatsoever have come out of our integration plan. And I would tell you that in the intermediate to longer term, I think that the opportunity is even greater to create value by virtue of this combination, and that should be reflected in the intermediate to long-term on the top line.

Operator: The next question comes from Mike Weinstein from JPMorgan.

<Q – Michael J. Weinstein – J.P. Morgan Securities LLC>:

Let me ask last question maybe. The commentary you made about pro forma revenue growth, and I think what you said was 1.5%, 2% revenue growth, and correct me if I’m wrong, pro forma, once the deal is closed. That, you said, included the impact of divestitures. So, are you saying that the divestitures weigh it down to 1.5% to 2%, or that’s adjusted for the divestitures?

<A – James T. Crines – Zimmer Holdings, Inc.>:

Adjusted. So, it’s1.5% to 2.5% and we’ve taken out the – what we anticipate will be the divested revenues out of the base.

<Q – Michael J. Weinstein – J.P. Morgan Securities LLC>:

So, that basically would imply pro forma growth pretty consistent with what the company is doing right now?

<A – James T. Crines – Zimmer Holdings, Inc.>:

That’s correct. Understand with the deal now anticipated to close in May, I mentioned that there is a lag capturing cost synergies. There is also a lag in capturing the cross-selling opportunities. Those will ramp up over time, and that’s reflected in that top-line expectation for calendar year 2015.

<Q – Michael J. Weinstein – J.P. Morgan Securities LLC>:

Okay and one last question I’ll sneak in. So, are you at a point where you can give us a little bit more in terms of what you’re doing with the sales organization to maybe tie up some of the better reps and distributors post-close?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

We have very well developed plans, but wouldn’t want to start articulating anything specific in advance of the closing and the execution of those plans, Mike. I think in that area, though, it’s probably worth noting that our stability within the sales force is quite good on a global basis. We’re not seeing accelerated attrition rates, and I think we are going to enter the period to execute this plan in a very good position.

Operator: The next question comes from Glenn Novarro from RBC Capital Markets.

<Q – Glenn J. Novarro – RBC Capital Markets LLC>:

One of the things you did this morning is you raised your net annual sales synergy guidance from $270 million to $350 million. And in the guidance, there is an assumption for sales dis-synergies near-term, plus cost savings. So, can you walk us through what’s changed? Are the dis-synergies a little bit greater and the cost savings a little bit greater, serving as an offset? So just a little bit more clarity there.

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

Yeah, Glenn, I think that we haven’t provided a breakout. You’re right to reference that synergy number as a net number. But just to give you a directional response, it is more related to opportunity on the expense synergy side than any change in assumption on revenue dis-synergy.

<Q – Glenn J. Novarro – RBC Capital Markets LLC>:

Okay, and what are you seeing from a cost savings point of view today that gives you more confidence that it would come in greater?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

Well, we obviously had the ability over the last many months to get access to a lot more information and bring teams together and do a lot more detailed planning. And it’s really with that information and the process that we’ve been executing to on the development of these plans that clarify the opportunity. And we feel very, very confident in the opportunity, the plans that have been developed, and in our capability to execute and realize those savings.

Operator: The next question comes from Richard Newitter from Leerink Partners.

<Q – Rich S. Newitter – Leerink Partners LLC>:

I just was wondering just going back to the timing of the deal. I know that you feel confident in the deal closing in May. But I’m just curious how should we or how can you help us get comfortable that the deal close in May is in fact the right time when previously it was April and then before that you were very confident that it was 1Q, 2015. Just maybe help us get a better feeling that May is in fact probably the last potential push-out, or is that even a fair conclusion to draw?

<A – David C. Dvorak – Zimmer Holdings, Inc.>:

We are confident in closing in the month of May. And I guess, the fact base that I would emphasize with you is that, we have regulatory filings across the globe as it relates and you’re trying to estimate the specific timing for close with a lot of variables in that equation originally. We’re now down to the point where we have one jurisdiction and you should assume that we’re pretty knowledgeable about what is outstanding within that jurisdiction. And what our path forward, the optionality to address any issues that are open within the United States and so it’s a shorter list. We’re very knowledgeable and well positioned to address what needs to get addressed. And on that basis, are expressing a high degree of confidence that we’re going to get it done in May.

Operator: The next question comes from Bill Plovanic from Canaccord.

<Q – William J. Plovanic – Canaccord Genuity, Inc.>:

So actually just a point of clarification, if I could. As you discussed divestitures, you’ve already divested the European assets. And then as you look at what you know what you have to divest in Japan, and then there is a range for obviously what you’re looking at in the U.S. I was just wondering if you could provide nominally the combined Biomet Zimmer, what was that on a nominal basis? Whether an exact or a range just to help us for modeling. And then secondly, when we talk – you talk about closure in May. Should we think late May or June 1 or May 1? How should we think about that in the model?

<A – James T. Crines – Zimmer Holdings, Inc.>:

Sure. Well, first of all, I don’t want to at this stage, because we haven’t closed the transaction or completed the divestitures. Even in Europe, although, we have obviously signed definitive agreements, we have still yet to close. So that’s a detail, Bill, that we’re just going to hold off providing until the transaction closes. But one we understand that will need to be provided once it does close. And then your other…

<Q – William J. Plovanic – Canaccord Genuity, Inc.>:

Just for the closing day, should we – you’re talking about May. When in May should we -?

<A – James T. Crines – Zimmer Holdings, Inc.>:

Well, I’ll just share with you the basis for some of the internal modeling that we’ve done and for the guidance that we’ve provided just to make it a little simpler for us and maybe for you as well, at the end of May.

Operator: The next question comes from David Lewis from Morgan Stanley.

<Q – David R. Lewis – Morgan Stanley & Co. LLC>

Sort of come back to the 2016 synergies just for a second. So a couple of dynamics. You’re obviously raising long-term synergy numbers around 20%. But the 2016 number, obviously, is falling below a lot of the consensus expectations. And you talked about a few issues, FX, tax and timing. But tax and FX seem largely accounted for. So the biggest factor seems to be timing. And I’m trying to figure out, is this deal close timing, or the realization of synergy timing? Because it feels like the latter. But could you give us a lot more detail on that second piece, if it truly is the realization of synergy timing. Because it doesn’t seem like a four- to six-week delay in the deal would move the number in 2016 that dramatically. So it must be on the back end, but it’s hard to understand exactly what that is. And if you could give us more detail, that would be great. And I had a quick follow-up.

<A – James T. Crines – Zimmer Holdings, Inc.>:

I would tell you, David, that it is deal close timing. As you know, we’ve reiterated our expectations for synergies in the first 12 months following the closing of the transaction at $135 million, so that’s not changed, and then we’ve actually increased, as you said, the guidance for total synergies by year three to $350 million from $270 million.

Now, it is the case that that additional $80 million will come later – not in the first 12 months obviously, but it will come in years two and three, following the closing of the transaction. In reference to an earlier question, talked about the three things that have really changed relative to the earlier expectations, one is timing, one is the currency headwind. The tax rate is the other thing that has changed.

I will say – and this is the reason we provided detail in our scripted comments that when we look at some of the analyst models that are out there that it does seem as if in many cases the average share count is getting understated for 2016. I think that’s something to look at. Again, we provided on this call, very specific guidance on what we’re expecting to see in the average share count. Remembering that we’ve put the share repurchase program on hold. We’re going to be issuing another 32 million shares to consummate the transaction. And then beyond that, we’re going to continue to see an increase, until such time as we put the share repurchase program back in place, in average shares associated with the employee equity incentive program.

Operator: The last question comes from Larry Biegelsen from Wells Fargo Securities.

<Q – Craig W. Bijou – Wells Fargo Securities LLC>

It’s actually Craig for Larry. Just wanted to quickly ask about EPS growth beyond 2016. I know you provided guidance of mid-teens or higher in 2016. And then just wanted to know for the combined company, what should we expect from a EPS growth?

<A – James T. Crines – Zimmer Holdings, Inc.>:

I’ll just reference, the longer-term, what we talked about in the past and continue to focus on as we put together a longer-term strategic plans, and that is to drive in the range of 8% to 10% growth in adjusted earnings per share over the long-term. Obviously, with the combination and now the updated guidance that we provided on synergies in the near-term that growth rate is going to be higher. But long-term, as I said, is we’ve put together our five-year plan, strategic plans, the management team is going to be focusing on what it needs to do to drive that earnings growth in a range of 8% to 10%.

<Q – Craig W. Bijou – Wells Fargo Securities LLC>

Okay, thanks. And then just as a follow-up, the tax rate, you mentioned the tax rate increasing in 2016. And just want to see where that goes in 2017 and beyond. Can you get back down to what your original thoughts were on the combined tax rate?

<A – James T. Crines – Zimmer Holdings, Inc.>:

That’s a very good question. There are a couple of things. There is a lot of tax planning that is already underway with respect to the combined, the anticipated closing of the transaction, and I will tell you that that has been more focused on what the combined enterprise can do to get access to the cash that’s going to be accumulating offshore. And there are some things that we’ll be able to do that will enable to us to access quite a bit of the cash that’s going to be accumulating offshore, something in the range of $3 billion to $4 billion over time. And that obviously is going to provide the management team with an opportunity to do some things that could potentially drive leverage on the bottom-line, including getting ahead of share repurchase program back in play at some point, accelerating the debt repayments to bring the leverage ratio in line with something that is more in line with what you would expect to see for an investment grade credit.

And then we will be pivoting to – once the deal is closed – some tax planning initiatives that will focus on what the enterprise can do to drive down the effective tax rate over time. We know that that’s going to involve among other things moving manufacturing source, in some cases, sourcing more of the demand that’s offshore from our offshore manufacturing facility, and do believe that that’s going to provide opportunity to bring that effective tax rate down.

<Q – Craig W. Bijou – Wells Fargo Securities LLC>

And just is this – is that something that’s going to happen immediately after close? Can you start seeing a benefit?

<A – James T. Crines – Zimmer Holdings, Inc.>:

Well, the planning will certainly happen immediately, but the steps that it will take to actually realize the benefit will take more time. Because – particularly, when you’re talking about changing sourcing within our own network, we certainly have control of that, but that takes time. Those manufacturing transfers take time. And then it takes time to show up in the P&L to the extent that the inventory – the tax benefit will be recognized as inventory that’s getting sourced from new locations is getting sold.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.